NEWS RELEASE

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-010

June 8, 2006

 Grant of Incentive Stock Options

The Company has, effective June 8, 2006, granted incentive stock options to purchase an aggregate of 300,000 common shares without par value in the capital of the Company to certain persons who are either a director, officer, employee or consultant of the Company.  The stock options will be exercisable for a period 2  years expiring on June 8, 2006 at a price of $0.37  per common share.

The Options will vest equally on a quarterly basis, over a period of 18 months, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid, subject to the approval of the TSX Venture Exchange.

The granting of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“ALTON CHARLES MORGAN”

____________________________

ALTON CHARLES MORGAN

President/CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

1-877-990-8382

10 NR ANN SOP Grants June